UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 10)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011, March 8, 2011, March 9, 2011, March 11, 2011, March 23, 2011, April 18, 2011, April 20, 2011 and May 31, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Antitrust Compliance – Foreign Antitrust & Competition Law Clearances” the following:

On June 16, 2011, Danaher announced that the European Commission granted approval for the consummation of Danaher’s tender offer to acquire all of the outstanding Shares. Accordingly, all relevant regulatory approvals in connection with the Offer have been received. The press release announcing the approval of the European Commission is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Danaher continues to anticipate that the Offer and Merger will close in June 2011.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the final sentence of the first (1st) paragraph of the section in Amendment No. 7 to Schedule 14D-9 filed with the SEC on April 18, 2011 that replaced the section entitled “Litigation” in the Schedule 14D-9 with the following:

On June 9, 2011, the parties participated in a voluntary mediation before the Honorable Daniel Weinstein (Ret.) and reached a settlement of all claims in the Securities Action. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval. Subject to satisfaction of the conditions of the settlement, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the alleged facts in the Securities Action. In the event the settlement is not approved or such conditions are not satisfied, the Company intends to vigorously defend against the Securities Action.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third (3rd), fourth (4th) and fifth (5th) sentences of the sixth (6th) paragraph of the section in Amendment No. 7 to Schedule 14D-9 filed with the SEC on April 18, 2011 that replaced the section entitled “Litigation” in the Schedule 14D-9 with the following:

On May 18, 2011, the parties to the MOU executed a formal stipulation of settlement (the “Settlement”) and plaintiffs filed a motion for preliminary approval of the Settlement which is under submission. The Settlement is contingent upon, among other items, final court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the Settlement, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer, the Merger and transactions contemplated by the Merger Agreement, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(E)	Press Release issued by Danaher Corporation on June 16, 2011 (incorporated by reference to exhibit (a)(5)(H) to Schedule TO-T/A of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on June 16, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.
By:	/S/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: June 16, 2011

4